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7.  SUBSEQUENT EVENTS

On July 31, 1996, the Company raised $1 million through the sale of its Series E Preferred Stock to a "Regulation S" investor. The Series E Preferred Stock imputes an average effective interest rate of 6% which is payable in shares of the Company's common stock on the "Dividend Dates", (August 1, 1997 and August 1, 1998). The Series E Preferred Stock is convertible into common shares based on discounts to the market price at the time of conversion which range from 15% to 31% depending on the time they are held from the issuance date, (the longer the stock is held, the deeper the discount).

After June 30, 1996, the Company raised an additional $1.2 million through a private placement of equity securities. See Note 3 to the financial statements, "Financing" for additional details on the private placement.

The Company entered into a term loan agreement with FINOVA Capital Corporation which provides for a $3 million, fixed rate, (pegged at a spread of 561 basis points above the 5 year Treasury Note rate at the time of closing), 5 year term loan (interest only for the first six months, amortized over the remaining 54 months) secured by a first lien against the fixed assets and leasehold improvements of the Company. The commitment provides for the advance of an additional $1.5 million upon securing sales contracts totaling $7 million on an annualized basis. The Loan Agreement provides that the Company maintain a minimum tangible net worth of $5 million, a senior debt to tangible net worth ratio of 1 to 1 and a cash flow coverage ratio of 2.0 to 1. The cash flow ratio will not come into effect until December 31, 1997. Additionally, as part of the terms of the loan agreement, the Company has agreed to issue 300,000, 5 year, warrants to FINOVA to purchase the Company's common stock at the closing market price of the stock on the date of closing.

Minimum principal payments due on the loan over the next 5 years are as follows.

             1996                   0
             1997                437,656
             1998                588,180
             1999                665,405
             2000                752,770
             Thereafter          555,989
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             Total            $3,000,000